SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 18, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: June 18, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, June 18, 2012

To

"Comisión Nacional de Valores"

___________________________________

Re. Art. 23 - Meeting of MetroGAS S.A. Bondholders

Dear Sirs,

Please be hereby advised that the Bondholders' Meeting of MetroGAS S.A was held on June 18, 2012 at 11.05 a.m.

During the meeting the proposal for the reorganization proceedings of MetroGAS S.A. was unanimously accepted by the Company's creditors.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations